UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-34928

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SPROTT PHYSICAL SILVER TRUST
(Translation of registrant’s name into English)

Suite 2600, South Tower,
Royal Bank Plaza,
200 Bay Street,
Toronto, Ontario,
Canada M5J 2J1
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F □          Form 40-F ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) □

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) □

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s home country), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release issued by Sprott Physical Silver Trust (the “Trust”) on November 13, 2020, announcing that Sprott Asset Management LP (the “Manager”) and RBC Investor Services Trust (the “Trustee”) have amended the trust agreement (“Amended and Restated Trust Agreement”) between the Manager and Trustee (“Amendment No. 1 to the Amended and Restated Trust Agreement”).

Attached hereto as Exhibit 99.2 is the Amended and Restated Trust Agreement.

Attached hereto as Exhibit 99.3 is Amendment No. 1 to the Amended and Restated Trust Agreement.

Exhibit 99.2 and Exhibit 99.3 are hereby incorporated by reference into the Trust’s registration statement on Form F-10 (File No. 333-239933), filed with the Securities and Exchange Commission on July 17, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL SILVER TRUST
(Registrant)
By Sprott Asset Management GP Inc.,
as general partner of
the manager of the Registrant

	By:	/s/ John Ciampaglia

John Ciampaglia
Director

Dated: November 13, 2020